[Letterhead of New Century Bancorp, Inc.]

September 13, 2011

VIA EDGAR

Mr. John P. Nolan

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Re:	New Century Bancorp, Inc., Dunn, North Carolina
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed April 1, 2011
File No. 0-50400

Dear Mr. Nolan:

We are writing in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that were contained in your letter dated August 31, 2011, regarding the above-referenced filings of New Century Bancorp, Inc., Dunn, North Carolina (the “Company”) pursuant to the Securities Exchange Act of 1934 (the “Exchange Act”).

For convenience, we have reproduced the comment contained in your letter dated August 31, 2011, below and included our response following the comment.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 9A Controls and Procedures, page 89

1.	We note your disclosure stating that in the third quarter of 2010, there was an alleged fraud that resulted in the company charging off $10.8M in loans. Please tell us how this alleged fraud impacted your evaluation of your disclosure controls and procedures as of September 30, 2010 and December 31, 2010.

Response:

Upon identification of the alleged fraud, management diligently performed a review of existing applicable lending policies and the Board of Director’s code of ethics since the alleged fraud involved a loan relationship with a member of the board of directors. In conjunction with the identification of the alleged fraud and performance of these procedures, management also considered how this alleged fraud may impact our disclosure controls and internal control over financial reporting. As evidenced by our Form 8-K submission on September 20, 2010, which disclosed both the alleged fraud as well as the anticipated impact to our consolidated financial statements, and the disclosure of this alleged fraud within our September 30, 2010 Form 10-Q and December 31, 2010 Form 10-K, we believe our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by the Company in the reports filed or submitted by it under the Exchange Act was recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms and to provide reasonable assurance that information required to be disclosed by the Company in such reports is accumulated and communicated to the Company’s management as appropriate to allow for timely decisions regarding required disclosure.

Accordingly, there has not been any material change in the Company’s disclosure controls and procedures or internal control over financial reporting during the periods covered by the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2010 or its Annual Report on Form 10-K for the year ended December 31, 2010.

In connection with the above response, the Company acknowledges the following:

•	it is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to any filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance in helping the Company to enhance the quality of the disclosure contained in its filings under the Exchange Act.

If you have any questions or comments regarding the foregoing or need any additional information, please contact the undersigned at (910) 892-7080.

Respectfully yours,

/s/ Lisa F. Campbell

Lisa F. Campbell
Executive Vice President, Chief Financial Officer, and Chief Operating Officer

cc:	Gaeta & Eveson, P.A.